Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

PROFIT AND PRODUCTION UP, COST DOWN IN ANOTHER RECORD QUARTER FOR RANDGOLD

London, Thursday 6 August 2015 - A solid all-round performance from its operations, with improvements in grade, throughput and recovery, powered Randgold Resources to a new gold production record in the quarter ended June, and lifted profit in the face of a declining gold price.

Group production rose 7% on the previous quarter to top the 300 000 ounce mark for the first time, while overall total cash costs of $684/oz showed a 3% improvement. Gold sales revenue of $354.8 million (Q1: $344.6 million) would have been higher by $11.7 million if gold doré on hand at the quarter end had been sold. Profit of $59.2 million was up 15% on the prior quarter.

Chief executive Mark Bristow said the results showed a business that stood strong in a sector that was buckling under the pressure of the gold price downturn. It was particularly significant, he said, that in an environment of radical cost-cutting, Randgold was able to continue investing in its capital projects while also strengthening its balance sheet. At the end of the quarter, the company had cash of $109.2 million and no debt on its books.

Reviewing the operations, Bristow noted that the Loulo-Gounkoto complex in Mali had delivered a 21% increase in gold production, with the Yalea and Gara underground mines maintaining steady production. Randgold continues to move steadily to full owner-miner status at both these mines. Tongon in Côte d’Ivoire was still hampered by season-related grid power interruptions but produced a significantly improved performance, while Kibali in the Democratic Republic of Congo had another good quarter, beating its production target. Since the end of the quarter, development of the vertical shaft at Kibali has reached its final depth, well ahead of schedule. Production from Morila in Mali was on plan as the operation prepares for its transition to tailings processing. Arrangements to mine the satellite Domba deposit, which will extend the life of Morila’s milling circuit, are being finalised.

Bristow said Randgold’s intensified focus on exploration was generating positive results, with nine promising projects in four countries at present. In Senegal, the Massawa project has been significantly enhanced by the Sophia deposit which has the potential to add non-refractory ore to Massawa’s business plan, lifting it to a level where the project would meet Randgold’s development criteria. In the Loulo-Gounkoto district, brownfields and greenfields exploration continues, with strong results from conversion programmes around the main orebodies and greenfields results showing exciting potential to the south of Yalea and along strike from the Gounkoto deposit. At Boundiali in Côte d’Ivoire, the Fonondara structure has been traced over 70 kilometres, with multiple targets confirmed over 30 kilometres of strike. These are currently being prioritised for follow-up work.

“In the 20 years of Randgold’s existence, we have made no material changes to our core strategy, but the refinements we introduced when we saw the downturn coming, and the fact that our business models were prudently based on $1 000 per ounce, are enabling us actively to manage the weakening gold price. At the halfway mark we remain on course to achieve our market guidance for 2015,” Bristow said.

“We are also very mindful that the increasing stress in the market may create interesting long term opportunities, and we are watching carefully for these.”

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

REPORT FOR THE SECOND QUARTER ENDED 30 JUNE 2015

Randgold Resources Limited (‘Randgold’) had 93.2 million shares in issue as at 30 June 2015.

Key Performance Indicators

▪	Record group quarterly gold production
▪	Cash cost per ounce down quarter on quarter and on corresponding 2014 quarter
▪	Profit up 15% quarter on quarter but down on corresponding 2014 quarter on the back of lower gold price
▪	Balance sheet remains strong with no debt after dividend and capital investments
▪	Loulo-Gounkoto improves operational performance across the board
▪	Kibali continues its strong performance and increases loan repayment
▪	Morila delivers on plan and prepares for transition to TSF processing
▪	Improved recovery at Tongon despite power interruptions
▪	Exploration yields positive results at 9 projects across 4 countries
▪	Massawa evaluation points to higher grades and Sofia deposit increases optionality

SUMMARISED FINANCIAL INFORMATION

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
$000	2015	2015	2014	2015	2014
Average gold price received ($/oz)	1 189	1 215	1 290	1 202	1 293
Gold sales[1]	354 776	344 632	355 218	699 408	718 137
Total cash costs[1]	204 012	200 775	192 950	404 787	384 836
Profit from mining activity[1]	150 764	143 857	162 268	294 621	333 301
Exploration and corporate expenditure	12 992	8 677	13 558	21 669	24 387
Profit for the period	59 173	51 314	65 630	110 487	150 749
Profit attributable to equity shareholders	53 601	48 203	53 003	101 804	127 343
Net cash generated from operations	71 446	101 720	73 370	173 166	123 140
Cash and cash equivalents[2]	109 249	141 238	26 663	109 249	26 663
Gold on hand at period end[3]	11 688	10 183	7 496	11 688	7 496
Group production (oz)	300 039	279 531	277 283	579 570	561 046
Group sales[1] (oz)	298 421	283 624	275 369	582 045	555 393
Group total cash cost per ounce[1] ($)	684	708	701	695	693
Group cash operating cost per ounce[1] ($)	627	655	635	641	629
Basic earnings per share ($)	0.58	0.52	0.57	1.1	1.38
[1]	Refer to explanation of non-GAAP measures provided. Randgold consolidates 100% of Loulo, Gounkoto and Tongon, 40% of Morila and 45% of Kibali in the consolidated non-GAAP measures.
[2]	Cash and cash equivalents excludes $16.7 million at 30 June 2015 ($19.7 million at 31 March 2015 and $4.5 million at 30 June 2014) that relates to the group’s attributable cash held in Morila, Kibali and the group’s asset leasing companies which are equity accounted.
[3]	Gold on hand represents gold in doré at the mines (attributable share) multiplied by the prevailing spot gold price at the end of the period.

The results in this report have been neither reviewed nor audited. All financial numbers are in US dollars ($) unless otherwise stated.

COMMENTS

Gold sales for the quarter of $354.8 million increased by 3% compared to the previous quarter as a result of a 5% increase in the number of ounces sold, partially offset by lower average gold price received of $1 189/oz (Q1 2015: $1 215/oz). Gold sales were in line with the corresponding quarter of 2014, despite an 8% drop in the average gold price received (Q2 2014: $1 290/oz).

The additional gold sales were a result of the increased production from the Loulo-Gounkoto complex during the quarter, as well as from Kibali.

Total cash costs for the quarter under review of $204.0 million were in line with the previous quarter as well as with the corresponding quarter of 2014. This was due to the benefits of lower fuel prices and a weak euro, as well as lower mining costs at Kibali, partially offset by higher costs at Tongon, primarily power and mining costs, resulting from grid power issues and a higher strip ratio.

Total cash cost per ounce decreased by 3% quarter on quarter to $684/oz, and decreased by 2% compared to the corresponding quarter of 2014. The decrease in cost per ounce for the quarter compared to the previous quarter as well as compared to the corresponding quarter of 2014 was the result of increased production at the Loulo-Gounkoto complex following increases in throughput, recoveries and grade, as well as the reduced costs at Kibali, partially offset by the higher costs at Tongon.

Profit from mining increased by 5% to $150.8 million from the previous quarter due to the increase in gold sales mentioned above. Profit from mining decreased by 7% on the corresponding quarter of 2014 (Q2 2014: $162.3 million) mainly due to an 8% drop in the gold price and increased costs at Tongon, as well as lower gold prices achieved.

Exploration and corporate expenditure of $13.0 million for the current quarter saw an increase of 50% on the previous quarter mainly due to increased exploration activity during the quarter, in line with the plan. Exploration and corporate expenditure was in line with the corresponding quarter of 2014.

Depreciation increased by 19% against the previous quarter and by 36% on the corresponding quarter in 2014. The increase quarter on quarter primarily reflects increased processing of tonnes mined from the Yalea pushback as well as a 17% increase in the tonnes processed at Loulo. Compared to the prior year quarter, the increase also reflects additional underground assets brought into use at Loulo.

Other income of $3.8 million increased by 116% from the previous quarter of $1.8 million and 159% from the corresponding quarter of 2014. Other income includes management fees from Morila and Kibali as well as operational exchange gains accounted for in the current quarter within other income compared to exchange losses in the prior quarter accounted for in other expenses. These arise from the settlement of invoices in currencies other than the US dollar, as well as the translation of balances denominated in currencies such as the South African rand, Canadian dollar and the euro to the US dollar rate and reflect movements in these currencies during the quarter.

Share of profits from equity joint ventures increased by $5.2 million from the previous quarter and by $33.0 million on the corresponding quarter in 2014 to $33.6 million. The increase quarter on quarter is the result of higher production and lower costs at Kibali, partially offset by higher costs and lower production at Morila during the quarter. Share of equity joint ventures also includes profits from the group’s asset leasing joint ventures which remained in line with the prior quarter.

Income tax expense of $12.8 million, which excludes income tax expenses from equity joint ventures, increased by 32% quarter on quarter, but decreased by 52% from the corresponding quarter in 2014. The increase from the prior quarter was due to additional production from the Loulo-Gounkoto complex in the current quarter compared to the previous quarter. The decrease from the corresponding quarter in 2014 is the result of lower profits at the Loulo-Gounkoto complex, following a fall in the gold price and slightly higher costs.

Basic earnings per share increased by 12% to $0.58 (Q1 2015: $0.52) compared to the prior quarter and by 2% from Q2 2014, following the movements in profit described above.

OPERATIONS

LOULO-GOUNKOTO COMPLEX

The combined quarterly gold production for the Loulo-Gounkoto complex was 155 989oz (Loulo 97 460oz and Gounkoto 58 529oz), an increase of 21% compared to the previous quarter (Q1 2015: 129 233oz). Tonnes processed during the quarter increased by 7% to 1 148kt (Q1 2015: 1 071kt), while the head grade milled increased by 12% to 4.8g/t and recoveries improved by 1%, resulting in a decrease in total cash cost per ounce to $686/oz (Q1 2015: $775/oz) following the increase in ounces produced.

LOULO-GOUNKOTO COMPLEX RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2015	2015	2014	2015	2014
Mining
Tonnes mined (000)	7 779	6 925	6 020	14 704	12 800
Ore tonnes mined (000)	1 203	1 188	1 319	2 391	2 436
Milling
Tonnes processed (000)	1 148	1 071	1 126	2 219	2 231
Head grade milled (g/t)	4.8	4.3	5.3	4.5	5.3
Recovery (%)	88.8	88.0	90.6	88.4	90.4
Ounces produced	155 989	129 233	174 052	285 222	342 804
Ounces sold	154 737	134 421	175 178	289 158	340 191
Average price received ($/oz)	1 187	1 215	1 287	1 200	1 291
Cash operating costs[1] ($/oz)	615	702	542	656	556
Total cash costs[1] ($/oz)	686	775	619	728	633
Gold on hand at period end[2] ($000)	4 897	3 452	3 465	4 897	3 465
Profit from mining activity[1] ($000)	77 600	59 081	117 161	136 681	223 667
Gold sales[1] ($000)	183 709	163 345	225 532	347 054	439 100
[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

LOULO

Two Lost Time Injuries (LTIs) were recorded during the quarter with a Lost Time Injury Frequency Rate (LTIFR) of 1.42 per million hours worked versus 0.71 recorded the previous quarter.

On a standalone basis, Loulo produced 97 460oz of gold (Q1 2015: 71 065oz) at a reduced total cash cost of $730/oz (Q1 2015: $849/oz). The increase in production was due to a 17% rise in tonnes processed, a 17% increase in grade and a small increase in recoveries. Improving recoveries further remains a key focus of the management team which is actively working to keep the plant running with an optimal ore blend while simultaneously adjusting reagent dosing proactively, according to the feed ratio. During the quarter the first step of the medium voltage distribution system upgrade was completed.

Profit from mining of $43.9 million was 59% higher than the previous quarter of $27.7 million, reflecting the higher gold production and gold sales and lower cash costs of production, notwithstanding the lower average gold price received.

LOULO STANDALONE RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2015	2015	2014	2015	2014
Mining
Tonnes mined (000)	667	693	695	1 359	1 428
Ore tonnes mined (000)	642	672	665	1 314	1 342
Milling
Tonnes processed (000)	702	602	602	1 303	1 234
Head grade milled (g/t)	4.9	4.2	5.1	4.5	5.1
Recovery (%)	88.8	88.2	90.5	88.5	90.4
Ounces produced	97 460	71 065	90 209	168 525	183 061
Ounces sold	96 196	75 377	91 090	171 573	181 878
Average price received ($/oz)	1 187	1 218	1 288	1 200	1 292
Cash operating costs[1] ($/oz)	659	776	619	711	613
Total cash costs[1] ($/oz)	730	849	696	783	691
Gold on hand at period end[2] ($000)	3 206	1 734	1 570	3 206	1 570
Profit from mining activity[1] ($000)	43 939	27 714	53 960	71 653	109 373
Gold sales[1] ($000)	114 192	91 775	117 347	205 967	234 974

Randgold owns 80% of Société des Mines de Loulo SA (Loulo) and the State of Mali owns 20%. Randgold has funded the whole investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.

Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP measures provided.

[2]	Gold on hand represents gold in doré at the mine multiplied by the prevailing spot gold price at the end of the period.

Loulo underground

Loulo underground production for the quarter was slightly lower than the previous quarter, hoisting 358 231t at Yalea and 284 010t at Gara. At the same time, development metres increased significantly quarter on quarter at both mines, in line with the plan to ensure increased flexibility prior to the transition to owner mining which remains on track for completion on 1 November 2015.

UNDERGROUND RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2015	2015	2014	2015	2014
YALEA
Ore tonnes mined	358 231	384 364	389 136	742 595	798 857
Development metres	2 381	2 284	2 283	4 665	4 855
GARA
Ore tonnes mined	284 010	287 754	275 863	571 763	543 534
Development metres	2 374	2 010	2 110	4 384	4 282

At Yalea, the underground contractor battled with equipment availability as well as poor performance from the paste plant during the quarter. The second paste distribution line to underground, as per design, was completed during Q2, which is expected to give more flexibility and capacity to the operation going forward. The mine also experienced higher than anticipated wear on key displacement pump parts and filter bags which increased downtime while waiting for spares, which has subsequently been addressed by the mine’s supply chain department.

At Gara, the mine performed in line with plan during Q2, notwithstanding challenges on the ore drives, particularly in Gara south, due to thinning of the orebody.

GOUNKOTO

No LTIs were recorded during the quarter, in line with the previous quarter.

On a standalone basis, Gounkoto produced 58 529oz of gold (Q1 2015: 58 168oz) at a total cash cost per ounce of $612/oz (Q1 2015: $681/oz). The small increase in production was due to a 5% increase in head grade milled together with a small improvement in recoveries, offset by a reduction in tonnes processed. Total cash cost per ounce reduced by 10% to $612/oz on the back of the increased grade.

Profit from mining for the quarter of $33.7 million was 7% higher than the Q1 2015’s $31.4 million, reflecting the higher gold production at lower cash cost, notwithstanding the lower average gold price received.

A dividend of $8.2 million was paid in May and a further dividend of $6.9 million declared in July.

The Environmental Impact Assessment on the planned Gounkoto underground mine was approved by the Malian Government.

GOUNKOTO STANDALONE RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2015	2015	2014	2015	2014
Mining
Tonnes mined (000)	7 112	6 232	5 325	13 345	11 372
Ore tonnes mined (000)	561	515	654	1 077	1 093
Milling
Tonnes processed (000)	447	469	524	916	997
Head grade milled (g/t)	4.6	4.4	5.5	4.5	5.5
Recovery (%)	88.7	87.9	90.6	88.3	90.3
Ounces produced	58 529	58 168	83 843	116 697	159 743
Ounces sold	58 540	59 044	84 088	117 585	158 313
Average price received ($/oz)	1 188	1 212	1 287	1 200	1 289
Cash operating costs[1] ($/oz)	541	608	458	575	490
Total cash costs[1] ($/oz)	612	681	535	647	567
Gold on hand at period end[2] ($000)	1 691	1 718	1 896	1 691	1 896
Profit from mining activity[1] ($000)	33 661	31 366	63 200	65 028	114 295
Gold sales[1] ($000)	69 517	71 570	108 185	141 087	204 126

Randgold owns 80% of Société des Mines de Gounkoto SA (Gounkoto) and the State of Mali owns 20%. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mine multiplied by the prevailing spot gold price at the end of the period.

MORILA

No LTIs were recorded during the quarter in line with the previous quarter.

The mine produced 35 341oz of gold during the quarter, a 31% decrease on the previous quarter (Q1 2015: 50 917oz). This was mainly due to the end of push back project in the previous quarter, with 333kt of full grade ore from the remaining pushback stockpile fed to the plant as well as an additional 400kt of mineralised waste material. However, the plant throughput of 733kt for the quarter was 2% more than in the previous quarter. The 29% reduction in head grade from 2.4g/t to 1.7g/t also led to a small reduction in recoveries to 91.1%.

Feasibility work continued on the possible satellite pit, Domba, which is host to 431kt of ore at 3.8gt (53koz) of indicated oxide resources. A $1 000/oz gold price pit optimisation indicated 45koz of gold could be produced over a three month period with 9.3:1 strip ratio and 91.2% plant recovery. The financial model shows a viable project with a $671/oz break-even gold price. The project would extend the crushing and milling operation at Morila from October to December 2015, delaying the commencement of the TSF reprocessing. Discussions are ongoing with the community and the government to obtain the necessary approvals to mine this deposit.

The TSF decapping operations which started in April continued through Q2 and 709kt of very low grade material was deposited in pit 4S.

Work continues on the mine closure plan, with the focus being a sign off on the agribusiness plan by an external consultant, appointed jointly by the mine and the government.

Capital expenditure for the quarter amounted to $6.7 million (at 100%).

MORILA RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2015	2015	2014	2015	2014
Mining
Tonnes mined (000)	-	3 425	4 437	3 425	8 867
Ore tonnes mined (000)	-	939	132	939	209
Milling
Tonnes processed (000)	733	718	783	1 451	1 448
Head grade milled (g/t)	1.7	2.4	1.1	2.0	1.2
Recovery (%)	91.1	91.8	90.2	91.5	90.9
Ounces produced	35 341	50 917	24 557	86 258	49 188
Ounces sold	36 560	49 698	24 557	86 258	49 188
Average price received ($/oz)	1 157	1 226	1 285	1 196	1 295
Cash operating costs[1] ($/oz)	565	526	1 215	542	1 053
Total cash costs[1] ($/oz)	594	528	1 259	556	1 105
Profit from mining activity[1] ($000)	20 564	34 684	635	55 248	9 333
Attributable (40%)
Gold sales[1] ($000)	16 914	24 362	12 621	41 276	25 477
Ounces produced	14 136	20 367	9 823	34 503	19 675
Ounces sold	14 624	19 879	9 823	34 503	19 675
Profit from mining activity[1] ($000)	8 226	13 874	254	22 099	3 733
Gold on hand at period end[2] ($000)	-	579	-	-	-

Randgold owns 40% of Société des Mines de Morila SA (Morila) with the State of Mali and joint venture partner owning 20% and 40% respectively. The group equity accounts for its 40% joint venture holding in Morila.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mine multiplied by the prevailing spot gold price at the end of the period.

TONGON

Tongon recorded two LTIs in Q2, compared to one LTI in the previous quarter.

Tongon produced 54 685oz of gold in Q2 2015, 5% lower than the previous quarter, primarily as a result of a 7% decrease in tonnes processed. Recovery improved 3%, with residue grades continuing to decrease as a result of the stabilisation of the new Rougher Flotation Circuit operation which has improved the availability and operation of the key mechanisms of level and air control and optimised the dosage of flotation reagents. Total cash cost per ounce increased to $941/oz (Q1 2015: $798/oz) on the back of the lower throughput and production, increased power costs as well as an increase in the strip ratio, in line with the overall plan.

Tongon’s power supply continued to be impacted in Q2 by CIE grid power supply reductions and a step up of CIE power outages experienced as a result of the unavailability of sufficient gas and hydro resources to power up the national grid. This lower grid power supply resulted in an increase in unplanned outages which impacted throughput and increased diesel generated power for approximately 10 hours per day, thereby increasing the cost of power supply. Communication between the government, CIE national supply authority and Tongon has been stepped up to ensure effective grid utilisation is increased and smooth synchronisation during extended planned power outage periods is achieved. The power supply is expected to improve in the third quarter on the back of increased rainfall restoring more of the grid’s hydro capacity.

Throughput was also negatively impacted by ongoing scheduled and unscheduled down time related to the replacement of the tailings pipeline.

Total mined tonnes increased by 17% compared to Q1 2015, mainly as a result of mining in planned cutbacks in the South Zone pit and mining softer, free dig oxides in the North Zone pit. Mining continued to focus on excavator and truck productivity improvements, haul road and ramp improvements, implementing effective dewatering sumps and pumping systems and improving drill and blast practices. Mining costs were well contained and decreased quarter on quarter.

The new Rougher Flotation Circuit optimisation continued into Q2 as planned together with the supplier, debugging key flotation and ultra-fine grinding mechanical controls and material specification deficiencies respectively, that were inherent in the supplier design and installation. Final rectification of the flotation air and slurry level controls, optimisation of the vertical mills ultra-fine grinding discs, optimisation of the Rougher Flotation Circuit and continued training of operators was completed in July 2015. Concentrate mass pull and flotation recovery have improved significantly following further stabilisation of the flotation circuit. Fine tuning of the operating parameters, reagent additions, product size and calibration of automated controls, to sustainably float and treat the sulphide concentrates effectively and achieve the targeted upper 80s gold recovery, is in progress.

In Q1 the mine reported the need for additional crushing capacity to enable a finer sized product to be processed to achieve increased mill throughput. In conjunction with the crusher supplier, the mine has completed the designs for a fourth stage Hydrocone crushing circuit on the tail end of the total crushing plant, comprising three smaller CH440 Hydrocone crushers, feed bins, conveyor belts and a screening plant. Long lead items have been procured to allow for the installation and commissioning is expected in Q4.

Gold sold for the quarter was 4% lower at 53 708oz with profit from mining activity decreasing by 42% to $13.4 million, compared to the previous quarter, reflecting the lower sales, higher costs and lower average gold price received.

TONGON RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2015	2015	2014	2015	2014
Mining
Tonnes mined (000)	7 479	6 392	6 563	13 872	12 981
Ore tonnes mined (000)	674	966	773	1 640	1 671
Milling
Tonnes processed (000)	941	1 011	1 021	1 952	2 005
Head grade milled (g/t)	2.2	2.2	2.1	2.2	2.2
Recovery (%)	82.4	80.1	75.9	81.2	76.4
Ounces produced	54 685	57 271	52 396	111 956	106 908
Ounces sold	53 708	56 071	52 067	109 779	106 578
Average price received ($/oz)	1 189	1 211	1 293	1 200	1 296
Cash operating costs[1] ($/oz)	905	762	900	832	910
Total cash costs[1] ($/oz)	941	798	939	868	949
Gold on hand at period end[2] ($000)	2 554	1 424	438	2 554	438
Profit from mining activity[1] ($000)	13 352	23 153	18 430	36 505	36 997
Gold sales[1] ($000)	63 881	67 883	67 316	131 764	138 086

Randgold owns 89% of Société des Mines de Tongon SA (Tongon) with the State of Côte d’Ivoire and outside shareholders owning 10% and 1% respectively. Randgold has funded the whole investment in Tongon by way of shareholder loans and therefore controls 100% of the cash flows from Tongon until the shareholder loans are repaid. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mine multiplied by the prevailing spot gold price at the end of the period.

KIBALI

There were no LTIs recorded at Kibali during the quarter, compared to two LTIs and an LTIFR of 0.76 in the first quarter.

Kibali demonstrated continued stable performance, in line with plan, with a production of 167 174oz for the quarter, 4% more than the previous quarter. With the lower grade planned in the second half of the year, production targets are lower than the first two quarters, however, Kibali is well positioned to achieve the 600koz forecast for 2015. Underground mining delivered above plan for the quarter and is well positioned to continue the expected ramp up in the second half of the year. The paste plant was also completed below budget and commissioned during the quarter, enabling backfilling of the first production stope. Total cash costs for the quarter dropped by 9% from $611/oz in Q1 to $553/oz, on the back of the increase in production and overall improved cost control.

Profit from mining for the quarter increased by 10% to $108.0 million, in line with the increase in production and reduction in costs, notwithstanding the lower average gold price received compared to Q1 2015.

The importance of maintaining a constructive relationship with our host community was reinforced with the signing of a protocol outlining the principles of engagement and cooperation between Kibali, the community and local authorities.

KIBALI RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2015	2015	2014	2015	2014
Mining
Tonnes mined (000)	7 995	8 695	5 584	16 690	12 911
Ore tonnes mined (000)	1 635	1 729	1 138	3 364	2 518
Milling
Tonnes processed (000)	1 667	1 613	1 183	3 280	2 427
Head grade milled (g/t)	3.7	3.6	3.4	3.7	3.3
Recovery (%)	84.0	85.5	71.0	84.7	78.5
Ounces produced	167 174	161 468	91 137	328 642	203 686
Ounces sold	167 450	162 785	85 116	330 235	197 665
Average price received ($/oz)	1 198	1 216	1 299	1 207	1 298
Cash operating costs[1] ($/oz)	507	567	647	536	560
Total cash costs[1] ($/oz)	553	611	706	582	606
Profit from mining activity[1] ($000)	108 018	98 360	50 488	206 378	136 819
Attributable (45%)
Gold sales[1] ($000)	90 273	89 041	49 749	179 314	115 462
Ounces produced	75 228	72 661	41 012	147 889	91 659
Ounces sold	75 353	73 253	38 302	148 606	88 949
Gold on hand at period end[2] ($000)	4 237	4 728	3 593	4 237	3 593
Profit from mining activity[1] ($000)	48 608	44 262	22 720	92 870	61 569

Randgold owns 45% of Kibali Goldmines SA (Kibali) with the DRC State and joint venture partner owning 10% and 45% respectively. The group equity accounts for its 45% joint venture holding in Kibali.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mine multiplied by the prevailing spot gold price at the end of the period.

Construction of the metallurgical facility and infrastructure

The construction of Ambarau, the second 11MW hydropower station, made substantial progress during the quarter and first power is expected to be delivered at the end of Q3 2015. Work has also been initiated on Azambi, the third hydropower station, with commissioning of the 11MW facility expected in the first quarter of 2017. The additional carbon regeneration facility was commissioned during the quarter, ahead of schedule and below budget.

Declines

Decline development continued on schedule during the quarter. Production from the upper level stopes continued as per the plan.

KIBALI UNDERGROUND DECLINE RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2015	2015	2014	2015	2014
Ore tonnes mined	207 490	138 041	2 843	345 531	2 843
Development metres	2 619	2 471	1 802	5 090	3 460

Vertical shaft

Sinking of the shaft re-commenced as planned during the quarter, with a further 6m sunk and 4m developed in the boxcut during the quarter. The total shaft depth was 728m at quarter end. The shaft completion remains ahead of schedule, with shaft bottom reached on 22 July 2015.

KIBALI VERTICAL SHAFT RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2015	2015	2014	2015	2014
Vertical metres	6	-	109	6	330
Off shaft development	298	338	130	636	130

Capital expenditure

Capital expenditure for the quarter amounted to $68.9 million (at 100%) and remains in line with guidance for the year.

EXPLORATION ACTIVITIES

This quarter the exploration team continued to advance key projects across the portfolio with notable progress made at Massawa and Sophia in Senegal, the Minan target at Gounkoto as well as the Gara and Yalea deep potential at Loulo, and three separate targets in Côte d’Ivoire, namely Gbongogo, Fapoha North and Fonondara. In the DRC, encouraging results have been returned from the Sessengue SW target as work continues along the KZ structure.

Eleven rigs have been drilling on these exploration targets through the quarter which is traditionally the busiest time of the year in West Africa as the teams maximise field work prior to the end of the field season in July/August. Executive management completed the annual review of the West African projects during the quarter.

MALI

Gounkoto

Exploration work around the Gounkoto deposit has confirmed the P64 orebody to be a NE striking dilation zone between two reactivating north south structures. P64 is being incorporated into the mine plan for this year. Field work has also confirmed the prospectivity of the NNW extension of the Gounkoto/P64 system with strongly altered and mineralised outcrop sampled along strike to the NNW of P64. Results are pending.

Minan is a new blind target that was identified from recent project wide integrated mapping and target generation work. The target was identified from the coincidence of three components from geophysical data and geological interpretation. Trenching on the target in Q2 intersected a discrete 3m wide ferruginous mineralised shear which graded up to 5.5g/t beneath transported alluvial material. Preliminary RC scout drilling on the target has confirmed the presence of disseminated sulphides in bedrock which are weak but within a system which appears to be dilating to the south, confirming the efficacy of the target generation system described above. Results are pending.

Results of the remaining three Phase 1 drill holes testing the central and deep portions of the MZ1 underground area were received and confirmed the weak nature of the MZ1 underground target with results 37% down on width and a negligible 2% increase in grade compared to the block model. The Phase 1 drilling demonstrated that the three higher grade shoots targeted in MZ1 have limited down-plunge continuity at depth and the overall weak results returned from this programme downgrade the MZ1 underground target.

Loulo

Results of integrated regional mapping and long section work have identified the Yalea structure and Far West structure as high priority for follow-up field work. During the quarter, exploration of targets along these structures at Yalea North, Yalea South and Ironhill continued.

At Yalea North, work focused on target generation.

At the Yalea South target, one of three trenches confirmed a deflection of the main Yalea structure at the intersection of a NE striking sericite/carbonate structure in a single deformational zone 34m wide. Alteration is multi-phase and includes carbonate, hematite, silica, albite with distal epidote and chlorite. Results are pending. The damage zone at the intersection of these two structures forms a conceptual target at depth that is similar to the current high grade target being tested in the Yalea orebody. This model also has implications for near surface mineralisation to the SW, in areas of structural complexity along extensions of these structures.

Field validation of the Far West structure at Ironhill commenced late in the quarter. Anomalous soil geochemistry is generally spatially related to areas of outcrop or thin regolith cover, highlighting the potential for blind mineralisation underneath thick regolith formed around the hill.

Underground exploration

Deep drilling on both the Gara and Yalea deposits continued during the quarter. One exploration hole at Gara (L0CP189), was completed (926m), testing a fold intersection model in the central portion of the exploration area to the south of the Gara resource. This hole returned 7.8m @ 2.82g/t, including 2.05m @ 4.56g/t from 845.8m further reinforcing the potential of the target area to replace depleted resources. Four further holes are in progress on this target. The average intersection from holes drilled within the target area is 5.76m (true width) at 4.2g/t which is comparable to the main Gara orebody. An additional programme to convert the central part of the deep ore at Gara is also ongoing with two holes of a four hole programme currently in progress.

At Yalea, the uppermost conversion hole in the south of the deposit (YaDH19) was completed (942m), returning a high grade intercept of 11.3m @ 12.1g/t from 711.9m (TW = 8.61m) where a footwall structure is interpreted to intersect the main shear, producing a plunging rod of high grade, Purple Patch type mineralisation. This target is currently being tested by further drilling. The southern extension to the Purple Patch was also tested by YaDH20 (1 038m) which returned two intercepts, 22.56m @ 1.38g/t hosted in pink quartzite with silica-albite alteration and associated weak disseminated pyrite from 775.8m, and a second zone lower in the hole reported 2.95m @ 5.72g/t from 843.47m. An additional target for conversion drilling also exists in the north of the deposit where hole YaDH018 intersected 10.6m @ 5.3g/t from 680.17m.

Mali West

Bakolobi (Taurus JV)

At Bakolobi further mapping and pitting continued through the quarter and confirms the southern extension, beneath transported alluvial material, of the Koliguinda target with anomalous pits returning values up to 0.4g/t over a 50m wide structural corridor. The project is now at a stage where three dimensional structural data is required from the targets in the form of diamond drilling data to supplement the surface data collected from mapping and trenching and progress the understanding of the controls on mineralisation.

Legend JV

Work is continuing along the Senegal Malian shear on the Legend project, which strikes over 18km within the permit area and is located immediately to the south of the Sadiola project. Pitting has been ongoing through the quarter on targets close to the Kofi formation boundary in the area of influence of the Senegal Mali shear and has focused on the anomalous contacts of carbonate and siliciclastic rocks which provide a key chemical and rheological contrast in this district. At Manankoto, further trenching this quarter confirmed the target to average 9m @ 1.03g/t over a 400m strike length in a brecciated greywacke.

At Woyonda, no significant results were returned from five lines of exploration pits and a decision on whether to downgrade the target will be taken once all pending results have been received. At the Sourokoto target, the lithological contact between volcano-sedimentary units (pyroclastic, brecciated tourmaline greywacke) in the east and volcanics (mostly andesites) to the west is providing some encouragement with a pit result of 2.99g/t 1.8km along strike from a zone of in situ saprolite mineralisation grading up to 0.89g/t. As with Bakolobi, the remote data from the project will be reinterpreted during the wet season prior to Randgold starting the third field season on this project in Q4.

Morila

This quarter the generative targeting work was placed on hold to enable the team to run the evaluation of the Domba satellite deposit. During the quarter a 25m by 25m infill drilling programme was executed on the existing model. The conclusion of this work was that the orezones were confirmed to be continuous albeit far narrower than the existing model (55% of the intersections are less than 2m wide) with a significant grade increase. The result of this programme was a 17% increase in ounces (in the oxides) compared to the last model and the establishment of an inferred oxide resource of 53oz @ 3.82g/t (431kt). A full 5 by 10m grade control programme across the deposit is now in progress.

SENEGAL

Massawa

Results from the Massawa orientation drilling programme (10 by 15m spacing) in the Central Zone, 100m to the south of the 5 by 5m RC grade control area, were received during the quarter and have enabled the team to make a significant improvement in the understanding of the Central Zone mineralisation. This drilling programme follows on from the twin RC-DDH programme completed in Q4 2014 in which RC had been shown to be the preferred drill method for the efficient sampling of the quartz-stibnite-gold veining.

The broad (average thickness of 10-15m) Phase 1 alteration envelopes (quartz, carbonate, sericite and arsenopyrite/pyrite) for OZ4, OZ5 and OZ6 were intersected along all five drill fences and confirmed to be continuous. The Phase 2 structures (showing the presence of high grade quartz-stibnite veins) are narrow (1-5m) and anastomose within the broader orezones, but are absent in several lines in OZ6 due to N-S faulting.

A sectional estimate for the drill orientation area returns 715kt @ 5.37g/t for 123koz of contained gold. The Phase 2 structures contain 90% of the ounces and 40% of the tonnage, with an average grade of 11.69g/t compared to 0.89g/t in the remaining ore. In comparison to the 2010 resource model for this portion of the Central Zone, the closer spaced 10 by 15m drilling shows an estimated tonnage decrease of 27% and a grade and ounces increase of 72% and 26% respectively, which highlights the potential to materially improve the estimation and the economics of the Massawa deposit with infill drilling.

The Sofia target is located 10km to the west of Massawa, along the Sabodala Shear Zone, with a current inferred resource of 736 000oz @ 1.7g/t, a strip ratio of 3.3:1 and gold recoveries of 92%. A 600m long section of the Sophia orebody contains 0.25Moz @ 3.96g/t and is being drilled in Q3 to confirm that the higher grades are not a product of supergene enrichment at the redox boundary. The Sophia orebody could add significant non refractory ore to the Massawa project and therefore is a priority for further work.

Trench excavation has been completed on three trenches at the Massawa West target, which highlight two sub-parallel structures in the footwall of the main Massawa orebody. Mineralisation intersected in diorite in WMWTR001 of 11.85m @ 2.58g/t corresponds to same mineralised zone intersected by the first Massawa trench in 2006 (MWTR001: 22.9m @ 1.05g/t including 10.9m @ 2.03g/t), as well as footwall mineralisation intersected in three deep Central Zone holes (eg MWDDH191: 8.4m @ 5.6g/t). This structure coincides with a 20ppb soil anomaly and can be traced SW over 3km where encouraging grooving results returned up to 2.33g/t in intensely sheared silicified felsic rock with strong boxwork textures.

Work in Q3 will concentrate on validating the ore and geological model for the entire Central Zone, re-evaluating the Sofia geological model, and continuing with the evaluation of priority targets on the western Sabodala shear zone, Massawa North and the Kawsara target.

CÔTE D’IVOIRE

Significant progress has been made during the quarter and work has generated exciting targets at Mankono, Boundiali and Fapoha. Deeper parts of the Tongon deposit continue to be tested below the base of the $1 000/oz pit shell where opportunities exist to increase the grade and reduce the strip ratio.

A programme of 9 diamond holes has been undertaken at Tongon with 4 holes in the southern pit; 2 in the oxide pit and 3 at Tongon NZ. Results from the Northern Zone confirmed high grade in one of the three holes drilled with two holes being either narrower or lower grade than predicted, however opportunities still exist below the pit where a model of plunging mineralisation is not fully tested. In the Southern Zone the holes have intersected several zones of mineralisation outside the existing model however they failed to intersect mineralisation in a wide area of internal waste which is limiting pit depth in current optimisations. Overall grades from this programme are variable, however multiple zones of sparse drilling on footwall lodes and at the base of the pit continue to provide upside to be further tested this year.

At Boundiali, work continued on the Fonondara South target where pitting and trenching identified a mineralised zone averaging 16m @ 2.96g/t over 1.5km at the margin of the Boundiali volcanic belt where drilling has confirmed oxides down to 45m. This contact is the southern strike extension of the Syama belt and features over 60km of anomalism within the Boundiali permit. This quarter, six diamond drill holes were drilled at 300m spacing along the full strike of the target and all intersected mineralisation approximately 100m beneath the trenches. Best results were received from hole FSDH003 which returned 16.53m @ 3.83g/t from 148.14m including 7.40m @ 5.88g/t in the main zone and 8.83m @ 28.62g/t from 188.07m incl. 4.10m @ 61.05g/t from the first of two footwall structures. Other holes intersected more moderate grades up to 1.5g/t over similar widths within a large low grade carbonate/sericite alteration system which contains a phase of late quartz veining and extensive visible gold in a sequence of volcaniclastic rocks and carbonaceous shales. Pyrite, Phyrottite and Arsenopyrite are present in all mineralised zones and preliminary metallurgical test work shows the sulphides at Fonondara to be moderately refractory.

Along strike 9km from Fonondara, three additional diamond holes (750m) are being drilled at the 3.5km long Sani target to test the wide alteration system intersected in previous trenching which returned best results of 12m @ 3.90g/t; 6m @ 6.27g/t and 10m @ 4.12g/t.

The identification of a significant system driving the surface anomalism at Boundiali is a major development and further geophysical work including gradient array IP and a more regional VTEM survey along the belt margin is planned in the second half of the year to develop our understanding of the structure further.

Recent work at the Gbongogo target in the Mankono permit has identified a broad bulk mining target which returned 103m @ 1.30g/t, 73m @ 1.80g/t and 95m @ 0.45g/t from trenches in an intense quartz-tourmaline vein stockwork hosted in the axial plane of an antiform. A strong soil anomaly extends from these trenches over a strike of 2.6km and work is ongoing to define the continuation of the vein system.

At Fapoha North, a 13km +50ppb soil anomaly in a right hand flexure of the target structure has been further investigated this quarter by pitting. The pits returned consistently anomalous grade, with values up to 8g/t in saprolite over the full width and strike of the target which is up to 170m wide. The host rock is a tectonically brecciated tuff in contact with a quartz-diorite intrusion. A trenching programme and IP survey are being planned for the new field season in Q4.

DEMOCRATIC REPUBLIC OF CONGO

Kibali

Brownfields activities progressed in Q2 with resource conversion programmes completed at Gorumbwa, Mengu Hill and Megi.

At Gorumbwa drilling aimed at converting approximately 362kt at 2.2g/t for 26koz of inferred material within the 1008 lode. Sectional comparison of drill assay intervals against block model predictions highlights a global decrease in thickness and grade by 31% and 38% respectively, flagging a potential loss in ounces as a result of this drilling. Hole GRC173 intersected high grade mineralisation of 12m @ 24g/t from 16m including 4m @ 70.40g/t (from 20m) below the 1006 lens and outside of the present block model which may represent a new zone of mineralisation.

At Mengu Hill, four holes were drilled to convert approximately 15koz of inferred material at the base of the new $1 000/oz pit shell design. The results for the four holes highlight a 21% increase in grade with a marginal decrease in grade when compared against block model predictions.

At Megi, a scoping reserve estimate in a $1 000/oz pit shell produced 3.46Mt at 1.93g/t for 214koz of which some 62% or 133koz in the reserve pit still remained in Inferred category. Further work to redefine controls on the mineralisation and its relationship to lithologies and structures is in progress. Presently higher grade mineralisation is interpreted to plunge to the NE and NNE, and remain open down plunge indicating upside for resource addition.

Deep diamond holes targeting areas of multiple phases of folding were drilled in Q2. The drilling will improve our understanding of the geology and the structure along the KZ trend and will assist in ongoing targeting and prioritisation work. Three deep holes were drilled - Kanga Sud, Ikamva-Kalimva, and Mengu Hill.

The deep drill holes cored at Kanga Sud and Ikamva both intersected weak, low grade mineralisation near surface which correlate with surface trench assay results. Geological interpretations from both areas indicate open synformal F3 fold development with weak mineralisation in the fold hinges. Meanwhile, the deep hole at Mengu Hill intersected lithological units similar to the Mengu Hill deposit (BIF, sericite schist, conglomerate) above a large package of siltstone with intercalations of sandstone, sericite schist and conglomerate. Duplicate marker horizons suggest the presence of recumbent folding. Recumbent fold hinges are a target for exploration and structural interrogation of the core continues to validate the model.

Two holes were drilled on top of Durba Hill (between KCD and Gorumbwa) to test beneath previous trench results which included 14m @ 1.99g/t, 10.80m @ 1.26g/t and 10m @ 1.13g/t. The first hole (DHDD0001) intersected significant mineralisation of 23.46m @ 2.98g/t from 105.54m, including 5.16m @ 8.30g/t from 105.54m. This zone is associated with silica carbonate alteration with pyrite, and is interpreted as being a plunging rod of mineralisation. A second deeper hole intersected a broad 40m zone of weak alteration with thin intervals of strong silica carbonate alteration and is interpreted to have clipped the edge of the mineralised rod which remains open down plunge.

Further drilling is planned for Q3 to evaluate the potential of the plunging lode, as it is outside any existing wireframes and may represent a new target that could impact the strip ratio of final KCD and Gorumbwa pit wall designs favourably.

The Sessenge SW target is located 350m south of the Sessengue pit and hosts two key areas with significant potential. One is along the axis of the plunging 5000 and 9000 lodes to the southwest of the Sessenge deposit, where folded ironstones with lithosamples grading up to 10.7g/t are located. Historical drill results from the target area include 22m @ 1.95g/t and 8m @ 1.9g/t. This quarter results received from one of three trenches excavated across the fold hinge returned an intercept of 22m @ 4.01g/t including 12m @ 6.36g/t (STR0002) hosted in an Ironstone. The mineralised intersection is located to the south of the surface projection of inferred lodes at depth. Remaining results of trenches are pending. The second target area is located in the Kibali South trend, where structural complexity with folding, lithosamples results up to 2.15g/t and anomalous RC intercepts including 18m @ 2.24g/t occur within a large 100ppb gold soil anomaly. Three trenches were excavated in this target this quarter, and results are pending.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	quarter	quarter	quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
$000	2015	2015	2014	2015	2014
REVENUES
Gold sales on spot	247 590	231 228	292 849	478 818	577 199
Total revenues	247 590	231 228	292 849	478 818	577 199
Share of profits of equity accounted joint ventures	33 600	28 395	621	61 995	27 551
Other income	3 788	1 754	1 464	5 542	5 096
Total income	284 978	261 377	294 934	546 355	609 846
COST AND EXPENSES
Mine production costs	127 302	117 592	131 136	244 894	262 385
Movement in production inventory and ore stockpiles	981	4 697	(5 141)	5 678	(7 995)
Depreciation and amortisation	42 991	36 075	31 714	79 066	68 319
Other mining and processing costs	15 439	14 875	15 745	30 314	31 715
Mining and processing costs	186 713	173 239	173 454	359 952	354 424
Royalties	12 914	11 819	15 518	24 733	30 430
Exploration and corporate expenditure	12 992	8 677	13 558	21 669	24 387
Other expenses	-	5 725	225	5 725	225
Total costs	212 619	199 460	202 755	412 079	409 466
Finance income	41	23	229	64	433
Finance costs	(442)	(962)	(350)	(1 404)	(703)
Finance income/(costs) - net	(401)	(939)	(121)	(1 340)	(270)
Profit before income tax	71 958	60 978	92 058	132 936	200 110
Income tax expense	(12 785)	(9 664)	(26 428)	(22 449)	(49 361)
Profit for the period	59 173	51 314	65 630	110 487	150 749
Other comprehensive income
Gain/(loss) on available-for-sale financial assets	46	(125)	181	(79)	786
Share of equity accounted joint ventures other comprehensive gain/(loss)	(10)	-	(158)	(10)	551
Total other comprehensive income/(expense)	36	(125)	23	(89)	1 337
Total comprehensive income	59 209	51 189	65 653	110 398	152 086
Profit attributable to:
Owners of the parent	53 601	48 203	53 003	101 804	127 343
Non-controlling interests	5 572	3 111	12 627	8 683	23 406
	59 173	51 314	65 630	110 487	150 749
Total comprehensive income attributable to:
Owners of the parent	56 637	48 078	53 026	101 715	128 680
Non-controlling interests	5 572	3 111	12 627	8 683	23 406
	59 209	51 189	65 653	110 398	152 086
Basic earnings per share ($)	0.58	0.52	0.57	1.1	1.38
Diluted earnings per share ($)	0.57	0.51	0.56	1.08	1.36
Average shares in issue (000)	93 081	92 855	92 572	92 968	92 538

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Unaudited	Unaudited	Audited	Unaudited
	at	at	at	at
	30 Jun	31 Mar	31 Dec	30 Jun
$000	2015	2015	2014	2014
Assets
Non-current assets
Property, plant and equipment	1 488 234	1 493 801	1 494 530	1 488 197
Cost	2 142 616	2 105 192	2 069 846	1 985 070
Accumulated depreciation and amortisations	(654 382)	(611 391)	(575 316)	(496 873)
Deferred tax	398	18	398	1 294
Long term ore stockpiles	178 381	178 038	178 314	149 995
Trade and other receivables	5 655	21 743	26 277	52 738
Investments in equity accounted joint ventures	1 430 594	1 417 311	1 394 042	1 340 073
Other investments in joint ventures	46 669	46 809	43 854	47 355
Total investments in joint ventures	1 477 263	1 464 120	1 437 896	1 387 428
Total non-current assets	3 149 931	3 157 720	3 137 415	3 079 652
Current assets
Inventories and ore stockpiles	121 016	122 115	126 216	157 330
Trade and other receivables	248 412	189 936	185 233	229 771
Cash and cash equivalents	109 249	141 238	82 752	26 663
Available-for-sale financial assets	1 388	1 342	1 467	2 617
Total current assets	480 065	454 631	395 668	416 381
Total assets	3 629 996	3 612 351	3 533 083	3 496 033
Equity attributable to owners of the parent	3 177 794	3 152 896	3 098 090	2 982 584
Non-controlling interests	206 839	202 849	204 864	196 975
Total equity	3 384 633	3 355 745	3 302 954	3 179 559
Non-current liabilities
Loans from minority shareholders	2 765	2 766	2 766	2 766
Deferred tax	32 650	31 494	29 915	29 775
Provision for rehabilitation	55 904	55 904	55 904	49 177
Total non-current liabilities	91 319	90 164	88 585	81 718
Current liabilities
Trade and other payables	137 426	139 219	109 354	144 280
Current income tax payable	16 618	27 223	32 190	40 383
Borrowings	-	-	-	50 093
Total current liabilities	154 044	166 442	141 544	234 756
Total equity and liabilities	3 629 996	3 612 351	3 533 083	3 496 033

These results are presented as the second quarter ended 30 June 2015. They have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS) on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2014, and which will form the basis of the 2015 annual report. No new or amended accounting standards effective for 2015 have had a significant impact on the group. This announcement has been prepared in compliance with IAS 34 - Interim Financial Reporting. These results do not include all the notes of the type normally included in an annual financial report. Accordingly, this condensed report is to be read in conjunction with the annual report for the year 31 December 2014, and any public announcements made by the group during the reporting period. While the information included in this announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The auditors’ report for the year ended 31 December 2014 was unqualified and did not include references to any matters which the auditor drew attention to by way of emphasis without qualifying their report.

Property, plant and equipment cost increased by $37.4 million for the three months ended 30 June 2015. This can be mainly attributed to capital expenditure at Loulo of $31.9 million, including the development of the Yalea and Gara underground mines ($21.4 million). Capital expenditure at Tongon was $3.8 million and $1.0 million at Gounkoto for the three months ended 30 June 2015.

The group’s capital commitments (including its share of equity accounted joint ventures) at 30 June 2015 amounted to $103.5 million with the majority relating to Kibali ($14.1 million) and the Loulo-Gounkoto complex ($84.3 million).

The long term ore stockpiles balance of $178.4 million relates to the portion of ore stockpiles at Loulo, Gounkoto and Tongon which are expected to be processed after more than one year, in line with the respective mine plans, and remains in line with the prior periods.

Investments in equity accounted joint ventures reflects the group’s share of its equity accounted investments, mainly Kibali as well as Morila and the group’s asset leasing joint ventures. Other investments in joint ventures reflect the group’s loans advanced to the group’s asset leasing joint ventures.

The increase of $13.1 million in total investment in joint ventures for the quarter mainly reflects the group’s profit share from equity accounted joint ventures ($33.6 million), partially offset by the loan repayment made by Kibali to the joint venture funders (Randgold and AngloGold Ashanti Limited) ($10.0 million attributable share) as well dividends received from Morila ($10.3 million attributable share) during the quarter.

Inventories and ore stockpiles (including the allocation of a portion to non-current) of $299.4 million were in line with the balance at 31 March 2015.

Trade and other receivables (including the allocation of a portion to non-current) at 30 June 2015, increased by 20% during the three months ended 30 June 2015. This is mainly the result of an increase in prepayments of underground mining equipment at Loulo, an increase in the gold debtor balances at Loulo and an increase in TVA balances at Gounkoto.

The total outstanding refundable VAT balances in Mali amount to $110.0 million (31 March 2015: $100.0 million) (including 100% of the Loulo and Gounkoto VAT receivables and the attributable portion of the Morila VAT receivable of $16.7 million). Morila, Loulo and Gounkoto have the legal right under the terms of their respective mining conventions to offset other taxes payable to the Malian State against these refundable VAT balances. Management continues to pursue the cash settlement of these VAT balances.

The portion of the outstanding VAT balances which is not expected to be recovered within a one year time frame, amounts to $5.7 million, and is shown in the long term debtors (31 March 2015: $21.7 million). The group’s share of the VAT balance at Kibali amounted to $54.0 million (31 March 2015: $51.0 million). The Morila and Kibali VAT balances are included in the group’s investment in joint ventures line.

The group had received claims for various taxes from the State of Mali totalling $310.0 million (31 March 2015: $310.0 million), in respect of its Mali operations. Having taken professional advice, the group considers the claims to be wholly without merit or foundation and is strongly defending its position, including following the appropriate legal process for disputes within Mali. Accordingly, no provision has been made for the material claims. Loulo, Gounkoto and Morila have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue. During the prior year, Loulo submitted a request for arbitration at the International Center for the Settlement of Investment Disputes against the State of Mali in relation to certain of the disputed tax claims. The arbitration process is ongoing with hearings having taken place in Q1 2015, and the outcome of this process is expected to be concluded during 2015.

The decrease in cash of $32.0 million since 31 March 2015 largely reflects strong operational cash flows from the Loulo-Gounkoto complex and Tongon mines ($71.4 million), dividends received from joint ventures, offset by the group’s continued investment in capital expenditure in its subsidiaries ($63.4 million). During May 2015, the group also paid its annual dividend to shareholders, the cash portion of which amounted to $38.6 million.

Based on the company's current cash resources and facilities, projected operating cash flows and capital expenditure, the company is confident it will be able to meet its obligations at the prevailing gold price.

Trade and other payables of $137.4 million were in line with the balance at 31 March 2015 of $139.2 million.

Current tax payable of $16.6 million decreased by $10.6 million from 31 March 2015 due to corporation tax payments made at Gounkoto during the quarter. Tongon benefits from a five year tax holiday from the start of production in December 2010.

CONSOLIDATED CASH FLOW STATEMENT

	Unaudited	Unaudited	Audited	Unaudited
	at	at	at	at
	30 Jun	31 Mar	31 Dec	30 Jun
$000	2015	2015	2014	2014
Profit after tax	110 487	59 173	51 314	150 749
Income tax expense	22 449	12 785	9 664	49 361
Profit before income tax	132 936	71 958	60 978	200 110
Share of profits of equity accounted joint ventures	(61 995)	(33 600)	(28 395)	(27 551)
Adjustment for non-cash items	110 926	59 241	51 685	83 303
Effects of change in operating working capital items	(2 215)	(27 339)	25 124	(69 662)
Receivables	(33 240)	(24 503)	(8 737)	(63 798)
Inventories and ore stockpiles	5 133	756	4 377	15 100
Trade and other payables	25 892	(3 592)	29 484	(20 964)
Cash generated from operations	179 652	70 260	109 392	186 200
Dividends received from equity accounted joint ventures	25 272	20 272	5 000	-
Income tax paid	(31 758)	(19 086)	(12 672)	(63 060)
Net cash generated from operating activities	173 166	71 446	101 720	123 140
Additions to property, plant and equipment	(98 774)	(63 428)	(35 346)	(99 016)
Funds invested in equity accounted joint ventures	(2 654)	175	(2 829)	(44 195)
Loans repaid by equity accounted joint ventures	-	-	-	5 104
Net cash used by investing activities	(101 428)	(63 253)	(38 175)	(138 107)
Proceeds from issue of ordinary shares	67	-	67	2 007
Dividends paid to company’s shareholders	(38 600)	(38 600)	-	(43 284)
Dividends paid to non-controlling interests	(6 708)	(1 582)	(5 126)	(5 244)
Proceeds from borrowings	-	-	-	50 000
Net cash (used by)/generated from financing activities	(45 241)	(40 182)	(5 059)	3 479
Net increase/(decrease) in cash and cash equivalents	26 497	(31 989)	58 486	(11 488)
Cash and cash equivalents at beginning of period	82 752	141 238	82 752	38 151
Cash and cash equivalents at end of period	109 249	109 249	141 238	26 663

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of ordinary shares	Share capital $000	Share premium $000	Other reserves[1] $000	Retained earnings $000	Total equity attributable to owners of parent $000	Non- controlling interests $000	Total equity $000
Balance - 31 Dec 2013 (audited)	92 245 531	4 612	1 423 513	64 398	1 386 518	2 879 041	178 813	3 057 854
Share of other comprehensive loss of associates	-	-	-	786	-	786	-	786
Fair value movement on available-for-sale financial assets	-	-	-	551	-	551	-	551
Other comprehensive expense	-	-	-	1 337	-	1 337	-	1 337
Net profit for the period	-	-	-	-	127 343	127 343	23 406	150 749
Total comprehensive income/(expense) for the period	-	-	-	1 337	127 343	128 680	23 406	152 086
Share-based payments	-	-	-	14 114	-	14 114	-	14 114
Share options exercised	107 800	6	2 001	-	-	2 007	-	2 007
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	745	(745)	-	-	-	-
Shares vested[2]	251 988	12	18 386	(16 372)	-	2 026	-	2 026
Dividend relating to 2013	36 366	2	2 988	-	(46 274)	(43 284)	-	(43 284)
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(5 244)	(5 244)
Balance - 30 June 2014 (unaudited)	92 641 685	4 632	1 447 633	62 732	1 467 587	2 982 584	196 975	3 179 559
Balance - 31 Dec 2014 (audited)	92 674 085	4 634	1 450 984	67 254	1 575 218	3 098 090	204 864	3 302 954
Fair value movement on available-for-sale financial assets	-	-	-	(79)	-	(79)	-	(79)
Share of other comprehensive income of joint ventures	-	-	-	(10)	-	(10)	-	(10)
Other comprehensive income/(expense)	-	-	-	(89)	-	(89)	-	(89)
Net profit for the period	-	-	-	-	101 804	101 804	8 683	110 487
Total comprehensive income/(expense) for the period	-	-	-	(89)	101 804	101 715	8 683	110 398
Share-based payments	-	-	-	14 145	-	14 145	-	14 145
Share options exercised	2 000	-	67	-	-	67	-	67
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	20	(20)	-	-	-	-
Shares vested[2]	251 157	13	20 948	(18 584)	-	2 377	-	2 377
Dividend relating to 2014	250 635	12	17 132	-	(55 744)	(38 600)	-	(38 600)
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(6 708)	(6 708)
Balance - 30 June 2015 (unaudited)	93 177 877	4 659	1 489 151	62 706	1 621 278	3 177 794	206 839	3 384 633
[1]	Other reserves includes the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) as well as the foreign currency translation reserve and the movements in available-for-sale financial assets.
[2]	Restricted shares were issued as remuneration to executive directors and senior management. Shares were also issued to executive directors following approval of their annual bonuses and to non-executive directors as fees. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

NON-GAAP MEASURES

Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Total cash costs and total cash cost per ounce also include our share of our equity accounted joint ventures’ total cash costs and total cash cost per ounce.

Total cash cost per ounce is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortisation would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute.

Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash cost per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating cost per ounce is calculated by dividing cash operating costs by gold ounces sold for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. Randgold currently does not have any hedge positions. Gold sales include our share of our equity accounted joint ventures’ gold sales.

Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented. Profit from mining includes our share of our equity accounted joint ventures.

Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period. Gold on hand includes our share of our equity accounted joint ventures’ gold on hand.

The group non-GAAP measures presented in the ‘Summarised Financial Information’ in the following table include the group’s share of each operating mine, together with adjustments to eliminate intergroup transactions.

The NON-GAAP table reconciles gold sales, total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out.

NON-GAAP

	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	quarter	quarter	quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
$000	2015	2015	2014	2015	2014
Gold sales per IFRS[1]	247 590	231 228	292 849	478 818	577 199
Gold sales adjustments for joint ventures[2]	107 186	113 404	62 369	220 590	140 938
Gold sales[3]	354 776	344 632	355 218	699 408	718 137
Mine production costs[1]	127 302	117 592	131 136	244 894	262 385
Movement in production inventory and ore stockpiles[1]	981	4 697	(5 141)	5 678	(7 995)
Royalties including adjustment for joint ventures	16 800	15 118	18 189	31 918	35 527
Royalty adjustment for joint ventures[2]	(3 886)	(3 299)	(2 671)	(7 185)	(5 097)
Total royalties[1]	12 914	11 819	15 518	24 733	30 430
Other mining and processing costs[1]	15 439	14 875	15 745	30 314	31 715
Cash costs adjustments for joint ventures[2]	47 376	51 792	35 692	99 168	68 301
Total cash costs[3]	204 012	200 775	192 950	404 787	384 836
Profit from mining activity[3]	150 764	143 857	162 268	294 621	333 301
Ounces sold	298 421	283 624	275 369	582 045	555 393
Total cash cost per ounce sold[3]	684	708	701	695	693
Cash operating cost per ounce sold[3]	627	655	635	641	629
Gold on hand at period end[3]	11 688	10 183	7 496	11 688	7 496
[1]	Figures extracted from IFRS results.
[2]	The group includes the gold sales and cash costs associated with the joint venture results in its non-GAAP measures. The gold sales adjustments per quarter reflect our 40% share of Morila’s gold sales and 45% share of Kibali’s gold sales. The cash costs adjustments per quarter primarily reflect our 40% share of Morila’s cash costs, 45% of Kibali’s cash costs, as well as our 50.1% share in RAL 1 Limited’s (RAL 1) cash cost adjustments.
[3]	Refer to explanation of non-GAAP measures provided.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

The group is subject to a variety of risks and uncertainties which are the result of not only the business environment in which it operates but also of other factors over which it has little or no control. The board is responsible for the group’s systems of risk management and internal control as well as reviewing their operational effectiveness on a regular basis. We are continually evaluating risks to ensure the business achieves its strategic objectives; however the principal risks and uncertainties which could impact the group’s long-term performance remain those detailed in the group’s 2014 annual report and financial statements, a copy of which is available on the group’s website.

The group’s strategy takes into account known risks but there may be additional risks unknown to the group and other risks, currently believed to be immaterial, which could develop into material risks. It is recognised that the group is exposed to risks wider than those listed. However, we have disclosed those we believe are likely to have the greatest impact on our business at this moment in time and those that have been the subject of debate at recent board or audit committee meetings. The principal risks and uncertainties may materialise individually, simultaneously or in combination and should be considered in connection with any forward looking statements in this document, the 2014 annual report and the information available on the group’s website www.randgoldresources.com.

EXTERNAL RISKS	NATURE AND IMPACT
Gold price volatility	Gold price volatility can result in material and adverse movement in the group’s operating results, asset values, revenues and cash flows. Sustained or significant declines in the gold price will affect earnings and cash flow. Group planning and forecasting are subject to gold price assumptions and therefore changes to the gold price may have an adverse effect the group’s ability to fund its capital projects.
Country risk	The group operates in jurisdictions where changes may occur to the political environment and governments may seek a greater share of mineral wealth. Inadequate monitoring of in-country political instability and uncertainty or failure to adapt to changes to terms applicable to the group’s operations may impact the ability to sustain operations, prevent the group from making future investments or result in increased costs for the group.
Corporate, social and environmental responsibility	Some of the group’s current and potential operations are located near communities that may regard these operations as being detrimental to them. Poor management of stakeholder communication and expectations with a lack of community development activities or regard for environmental responsibility may lead to the inability to sustain operations in the area and impact the group’s ability to expand into other regions. Failure to understand social and environmental contexts can lead to insufficient planning, resourcing and costing of projects. Failure to comply with environmental regulations could lead to fines and, in the extreme, loss of operating licence.
Supply routes	Due to the remote location of the operations the disruption of supply routes may cause delays with construction and mine activities. Supply chain failures, disruptions or significantly increased costs within the supply chain could have an adverse effect on the group’s operations.

FINANCIAL RISKS	NATURE AND IMPACT
Operating and capital cost control	Operating cost and capital cost control are a key factor in the group’s profitability. Failure to control operating cost of production or operational objectives will result in reduced margins and profitability. Failure or inability to monitor capital expenditure and progress of capital projects may result in financial losses, overspend on projects and cause returns to be eroded. General cost inflation in the mining sector could affect the operations and projects resulting in significant pressure on operating and capital costs.
In-country tax regimes	The group operates in jurisdictions which may change tax or fiscal regimes and regulations and, failure to adapt to such issues may result in fines and financial losses. Inability to enforce legislation over tax or incorrectly applied legislation may result in lengthy arbitration and loss of profits.

OPERATIONAL RISKS	NATURE AND IMPACT
Production, reserves and resources	The group’s mining operations may yield less gold under actual production conditions than indicated by its gold reserve figures, which are estimates based on a number of assumptions, including mining and recovery factors, production costs and gold price. In such instances the group’s profitability may be affected should actual production be lower than indicated reserves. Should the prevailing gold price not support or sustain the valuation the carrying value of assets may be impaired.
Environmental, health, safety and security incident	The mining sector is subject extensive health, safety and environmental laws, regulations and standards alongside stakeholder expectations. Failure to maintain environmental, health and safety standards’ may result in significant environmental or safety incidents or deterioration in safety performance standards leading to loss of life or significant loss of time and disruption or damage to operations. Evolving regulation and standards could result in increased costs, litigation or in extreme cases may threaten the viability of an operation.
Risks associated with underground mining and geotechnical failure	The group has a number of underground projects which are subject to the extensive risks associated with underground mining. Failure to monitor or mitigate such risks may affect the profitability of the group and the operational performance. Failure to consider geotechnical failure in planning and then monitor the impact during operations may impact the geotechnical stability of pits and underground mining operations. Extreme weather conditions such as high rainfall may also impact the geotechnical stability of the pits and therefore could impact mining operations.

STRATEGIC RISKS	NATURE AND IMPACT
Lack of identification of new exploration targets and exploration failure	The replacement of reserves and resources is key to the long term delivery of the group’s exploration led growth strategy and therefore the lack of identification of new exploration targets may lead to a loss of revenue and an inability to grow and meet strategic objectives. Exploration and development are costly activities with no guarantee of success, but are necessary for future growth of the group.

GENERAL

Overall the group has performed in line with guidance and consequently the groups’ overall annual key performance indicators set at the start of the year remain intact. In line with plan, the company is anticipating increased production in the second half of the year, on the back of anticipated higher grades at the Loulo-Gounkoto complex and improved delivery from Tongon. Exploration remains core to Randgold’s growth strategy and the company’s exploration activities continue to make meaningful progress, both in respect of brownfields extensions and across its greenfields portfolio, in support of its organic growth objectives. Notwithstanding this core strategy, management routinely reviews corporate and asset acquisition opportunities, focused on Africa.

The directors confirm to the best of their knowledge that:

a)	These second quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and

b)	The interim management report includes a fair review of the information required by the FCA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board
D M Bristow	G P Shuttleworth
Chief Executive	Financial Director

6 August 2015

RANDGOLD RESOURCES NEWS UPDATES

“WE LIKE LOOKING AT ROCKS”

Out in the field, Randgold’s geologists chase the next big one

Real discoveries are made by geologists working in the field, says chief executive Mark Bristow, and in these tough times it’s important to continue investing in the exploration strategy that keeps Randgold genuinely profitable even at a $1 000/oz gold price.

“Exploration has always been the engine that drives Randgold’s growth, but all engines need tuning from time to time, and last year we took a close, hard look at every aspect of this function. This review delivered a reinforced and refreshed exploration team, led by highly motivated management, with a strong focus on fieldwork, solid geological principles and optimal methodology. The process is already paying dividends: we now have nine projects in four countries returning significant numbers, and the hunt for more continues. We’re geologists, and geologists like nothing more than looking at rocks,” he says.

Mark and the senior members of the exploration team have just completed the West African leg of their annual exploration review, where all projects are visited and critically analysed. The Central and East African projects will be inspected in August. The team leaders take up the story.

Joel Holliday, group exploration manager: We’re focused on maximising our chances from our portfolio which is currently full of opportunities. Our aim is to deliver value-creation options to the company across both greenfields and brownfields projects. These range from Massawa in Senegal, where we’re scoping out the potential to improve its estimates and economics, through ongoing work on the high grade orebody extensions at Yalea and Gara, to significant new systems we’ve discovered in Mali and the Côte d’Ivoire. On the Boundiali permit in Côte d’Ivoire, for example, we are evaluating a 60 kilometre anomalous bedrock mineralisation trend which hosts multiple targets and is along strike from the Syama deposit in Mali.

Mike Skead, new business development manager: My position is a new one in the company, and it has been created specifically to strengthen our generative drive. ‘New business’ doesn’t mean running around buying things: it’s designed to extend our horizons, integrate our efforts, and ensure that Randgold has a well-supplied and constantly replenished project pipeline reaching beyond a 10-year timeframe. What puts Randgold ahead of its peers in terms of exploration is a systematic approach that adds value to each exploration phase, combined with a continuous technical overlap between exploration and production geologists across greenfields and brownfields projects.

Felix Kiemde, exploration manager, West Africa: Of the group’s 72 geologists, only 14 are expatriates, and some of the exploration teams consist entirely of host-country nationals. This means that most of our geologists identify with and understand the country in which they work, and their appreciation not only of the physical conditions but also of cultural and administrative issues, is invaluable. In addition, senior managers are field-based, and their desire to make discoveries in their own countries increases the energy levels in the teams.

John Scott, exploration manager, Loulo district: The restructured field team with new leadership on the ground has intensified the commitment to a knowledge-based exploration strategy that integrates all datasets in the hunt for the next generation of discoveries in the Loulo district. A 3D understanding of mineralised geology from the underground mines is being transferred to the greenfields and brownfields exploration geologists as part of an integrated team strategy. This, combined with an emphasis on high-quality fieldwork and interpretation, is paying dividends in the form of robust exploration models.

Jono Lawrence, exploration manager, Central Africa: We didn’t come to the Democratic Republic of Congo just to build Kibali. Having established a strong brownfields team, staffed by DRC nationals, we’re now looking beyond Kibali with a view to expanding Randgold’s footprint across East and Central Africa. We’re particularly interested in the Congo Craton, a geological feature that spans the continent and which is host to greenstone belts with a significant gold endowment. We’re also evaluating the Moto belt, which hosts Kibali, a zone of complex faulting and folding associated with gold anomalism.

BUILDING SUSTAINABLE MINING INDUSTRIES IN AFRICA

Mining can play a major part in enabling Africa’s emergence as a major economic region, but only if the industry and its host governments strengthen their commitment to a mutually profitable long term partnership, says Randgold chief executive Mark Bristow.

Speaking to geoscience students at the University of Kinshasa in the Democratic Republic of Congo, Bristow said the mining industry’s ability to contribute fully to the continent’s continuing transformation was being handicapped by an irresponsible short term culture which was an unfortunate legacy of the past boom in commodity prices.

“The harsh truth of the matter is that the mining sector has inflicted debt, impairments and write-downs on itself without making provision for its long term future, and is in a sorry state. At current prices, and this applies to gold in particular, the industry is not viable without a major reinvention. Yet even now, almost all Africa’s mining countries are revising their mining codes and regulations to increase their share of the miners’ revenues. To put it bluntly, they are demanding more money from an industry which is basically insolvent,” he said.

Bristow said governments and miners shared a responsibility to develop natural resources in a manner that delivered value to all stakeholders, particularly the people of the mining countries.

“Mining is a capital-intensive business which requires substantial foreign investment. We miners are the stewards of that investment. Our host governments, on the other hand, are the stewards of their countries’ mineral resources. I believe it is necessary that we have to work hand in hand to ensure that these are developed to the benefit of all stakeholders - not just shareholders or national treasuries, but also the real owners of those resources: the people,” he said.

KIBALI SHAFT BOTTOMS OUT AHEAD OF SCHEDULE AND UNDER BUDGET

Development of the vertical shaft for the underground mine at Kibali in the DRC reached its final depth of 751 metres on 22 July, 79 days ahead of schedule and under budget.

A notable feature of the project was that, in line with Randgold’s policy of employing and training local workforces, some two-thirds of the shaft-sinking team are Congolese.

“These were unskilled, locally recruited people who had to be trained to do a specialised job in difficult and dangerous conditions. They performed outstandingly well, and the successful completion of the shaft-sinking is a tribute to their efforts as well as to the proven effectiveness of Randgold’s owner-manager approach to its capital projects,” says chief executive Mark Bristow.

RANDGOLD UPDATES LOCAL STAKEHOLDERS ON OPERATIONS

DRC: DEVELOPING A NEW ECONOMIC FRONTIER

The Kibali gold mine is well on track to achieve its production guidance of 600 000 ounces for this year and, while work still continues on the development of its underground operation and second hydropower plant, the business is running at its designed specifications, says Randgold chief executive Mark Bristow.

Bristow was presenting a quarterly update in the DRC capital, Kinshasa, attended by 400 stakeholders including representatives of central, provincial and local government, the local and international media, the ambassadors of several countries in Africa, Europe and the United Kingdom, business partners, NGOs and other interested parties. At the event, Bristow also announced that Randgold had entered into a ground-breaking protocol with the communities that surround the mine and local authorities, to deploy Kibali in the development of a new economic frontier in the underdeveloped north-east of the country.

“The agreement, which was facilitated by the provincial parliamentarians, formalises the spirit of partnership which has existed between us since the start of the Kibali project, provides us with an engagement framework going forward, and demonstrates Randgold’s commitment here, as in our other host countries, to creating value and sharing it with our stakeholders. It is, in fact, a social contract in the real sense of that term,” he said.

Bristow said Randgold was steadily broadening the range of Congolese businesses providing goods and services to Kibali in order to promote the expansion of the local economy. Construction, ore hauling, transport and waste management are all now handled by Congolese companies, and a collective of local women is feeding more than 2 000 workers daily from mobile kitchens. Kibali has also committed a sum of $1 million to support economic development in the region and as part of this launched a successful business management training programme for aspiring entrepreneurs in the area.

“Beyond the Kibali footprint, we’re working actively to attract further investment in the region, and our feasibility study on an exciting palm oil project is currently being presented to the relevant ministries. The study confirmed the viability of this project: the DRC has the physical resources and there is a large and growing market for the product. Kibali will provide the seed money for its development, but it will be privately owned with material Congolese participation,” he said.

“We trust that the government will be matching our commitment, for example by building much-needed capacity in the local and provincial administrations, ensuring the maintenance of law and order and applying its tax regime equitably. We are also looking forward to a resolution of the border dispute with Uganda, which has stopped traffic flow through the key Aru border post, disrupting communities and local businesses and adding significantly to Kibali’s costs.”

Bristow said the mining industry was also continuing to engage with the government about proposed changes to the country’s mining code and was encouraged by its response to the industry’s latest presentations.

“We have always cautioned that the changes contained in the draft submitted to parliament earlier this year would be very damaging to the industry and therefore to the Congolese economy, and we are comforted by the commitment from government to re-engage with the industry and other stakeholders to address their concerns. It is on this basis that Randgold continues to search for new exploration opportunities to invest in outside Kibali.”

At Kibali, the exploration team continues to evaluate the potential of the KZ structure, focusing on seven high priority targets. Recent trench results of 22m @ 4.01g/t including 12m @ 6.36g/t from the Sessenge Southwest target are particularly promising. The intersection is a new mineralised zone, possibly representing the surface continuation of mineralisation intersected by deep diamond holes some 200 metres beneath the 9000 lode at KCD.

CÔTE D’IVOIRE: EXPLORATION DRIVE DELIVERS THE GOODS

Randgold’s Tongon gold mine continues to make progress in dealing with its throughput challenge, chief executive Mark Bristow told representatives of the local and international media at the company’s recent quarterly update in Abidjan, Côte d’Ivoire.

Speaking at the event, Bristow said the mine’s recovery rate was improving despite the problems presented by the erratic grid power supply, which management was addressing with the power utility. Following the commissioning of the new hydrocone crushers, work is continuing in conjunction with the equipment supplier to achieve the design performance level, and it has been decided to upgrade capacity by installing a fourth stage of three additional crushers at the end of the existing circuit.

“Looking beyond Tongon, we’ve stepped up our exploration effort in Côte d’Ivoire on the back of its positive new mining code, and the results are confirming our belief in the high potential of the country’s prospectivity,” he said.

“We’ve taken a fresh look at our Nielle permit, which hosts Tongon, and a number of targets for follow-up have already been generated. The most exciting suite of new targets is in the Boundiali permit. These include the very significant new target, Fonondara, and a series of other targets covering a strike of 60 kilometres at the western margin of the Boundiali belt, believed to be an extension of the Syama belt in Mali. A first-phase diamond drilling programme is currently under way at Fonondara and Sani.”

At Fonondara, six trenches over a 1.5 kilometre strike exposed a system which averages 16 metres at 2.96g/t. Drill results beneath the trenches have returned best results of 16.53 metres at 3.38g/t including 7.40 metres at 5.88g/t from the main zone and 8.83 metres at 28.62g/t including 4.10 metres at 61.05g/t in the footwall. Results from Sani are pending.

On the Mankono permit, a very promising bulk mining target has also been identified, with trenches grading up to 1.8g/t over widths of 100 metres, and on the Fapoha permit, just south of the Nielle permit, three contiguous targets have delivered good initial sampling grades over a 13 kilometre strike with consistently anomalous pits in the target structure grading up to 8g/t.

“We are very encouraged by the government’s commitment to building and diversifying the Ivorian economy, among other things by facilitating foreign investment. Combined with the country’s geological assets, this is creating new opportunities for the mining industry which Randgold, with its long-established presence here, is particularly well placed to grasp,” Bristow said.

MALI: RANDGOLD CONTINUES TO INVEST

Randgold is gearing up to take over the underground mining operations at Loulo’s Yalea and Gara mines in line with its continuing drive to reduce costs and develop a multi-skilled Malian mining team, says chief executive Mark Bristow. Loulo started the transition to full owner-miner status in April this year.

Speaking during a recent visit to the Loulo and Morila mines in Mali by local and international media, Bristow noted that Loulo had grown from two open pits into an operation which now includes two world-class underground mines and in the process had also spawned the neighbouring Gounkoto mine. The Loulo-Gounkoto complex now ranks as one of the largest of its kind in the world and is a mainstay of the Malian economy.

“The complex has already contributed almost $700 million in taxes, royalties and dividends to the State, and injected an additional $1.9 billion into the economy through payments to local suppliers, contractors and employees. Randgold is continuing to fund the investment of the substantial capital programme at Loulo, not only in the development of Yalea and Gara, but in a wide range of projects designed to upgrade and enhance the operation and extend the life of the mines.”

“These include the transition to owner miner status as well as the medium voltage plant installation which will increase Loulo’s power generation capacity at a competitive price. We are also growing the reserve and resource base through ongoing brownfields exploration to replace the depletion by mining. Ongoing exploration has identified a potential high grade target at Yalea Ridge – South and extensions to the Yalea orebody, while the resource conversion potential at Gara could add 600 000 ounces to the inferred resources,” he said.

Bristow said over the past 20 years the mining industry had led the visible transformation of the Malian economy and, for its part, Randgold remained committed to working in partnership with the Malian government and people to build the industry and the sustainable benefits it is capable of generating.

“Further investment will, however, require the maintenance of an enabling mining code and a business-friendly tax and fiscal regime, as well as the assurance that agreements and conventions will be respected,” he said.

Morila: A lesson and a legacy

The Morila gold mine in Mali is a shining example of how a world-class mineral resource can be optimally exploited to the benefit of all its stakeholders, especially its host country’s government and people, Mark Bristow told the group of media during the trip to Morila.

Bristow said that over the past 15 years Morila had contributed almost $2 billion to the Malian economy in the form of direct in-country expenditure, including more than $1.1 billion transferred to the government as dividends, duties and taxes. Today it continues to deliver value through the planned retreatment of the economic portion of the tailings material, which will continue until 2017. As part of the closure plans, operations to strip the uneconomic portion of the tailings storage facility have begun and the tailings are being deposited back in the pit, helping to clear the surface for rehabilitation. The possibility of mining the satellite Domba deposit, which could deliver an extra 30 000 to 40 000 ounces, is currently being investigated.

“As closure approaches, we have been stepping up the development of our agribusiness initiative as a sustainable source of economic activity for the local community. This marks the beginning of a new era for Morila, and it is our hope that, in co-operation with the Malian government and other agencies and interested parties, it could become a legacy to the people who worked here and who hosted our operations,” Bristow said.

A range of well-established agriprojects – including poultry, fish and fruit farming, as well as honey and off-site initiatives with local farmers – is being expanded, and other opportunities, including ecotourism, are being explored.

“Morila’s legacy also extends to the contribution it made to local education and skills development, as well as the infrastructure of water supply, roads and communication it will leave behind,” Bristow says.

“At a time when the mining industry is often depicted as a despoiler of its host countries, the words of Mali’s minister of land affairs are worth noting. After visiting this site in May, he said: ‘For a long time, closing a mine has been a source of desolation, but this time, with the agribusiness initiative, closing Morila is a new hope.’”

RANDGOLD AGAIN INCLUDED IN FTSE4GOOD INDEX

For the second year running Randgold has been named as a constituent of the FTSE4Good Index Series which measures the performance of companies that demonstrate strong Environmental, Social and Governance (ESG) Practices.

Out of a possible 5 points we scored a 5 for Water Use and Corporate Governance and achieved 4 out of 5 for Climate Change, Health and Safety, Human Rights and Community as well as for Risk Management. Improvement is required in Pollution and Resources and Labour Standards where the company scored 2 and in Anti-Corruption it was rated 3.

Each index constituent or company is categorised in accordance with the Industry Classification Benchmark (ICB), the global standard for industry sector analysis. Randgold received an overall ICB Supersector rating of 84 which means it is within the top 16% in the industry.

“Our continued inclusion in the FTSE4Good Index Series, and the high industry rating we achieved, is a tribute to the effectiveness with which our teams handle environmental, community and governance issues and the extent to which these have been prioritised in our group and operational strategies,” said chief executive Mark Bristow.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.